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                                   EXHIBIT A

                       EXCERPTED CONDITION FROM THE ORDER


                             APPLICANTS' CONDITIONS

        1. From and after the sale of the shares authorized by the order, Allied Capital will vote its remaining shares of Allied Lending only in the same proportion as are voted the shares of Allied Lending's other shareholders, and will divest itself of all of its remaining shares of Allied Lending by no later than December 31, 1998.